EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following lists the subsidiaries of Allegheny Technologies Incorporated, excluding those subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary. The subsidiaries listed are all wholly owned, either directly or indirectly.

Name of Subsidiary	State or Country of Incorporation
ALC Funding Corporation	Delaware
Allegheny Ludlum, LLC	Pennsylvania
ATI Funding Corporation	Delaware
ATI Ladish LLC	Wisconsin
ATI Operating Holdings, LLC	Delaware
ATI Properties, Inc.	Delaware
TDY Holdings LLC	Delaware
TDY Industries, LLC	California